EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions except ratio amounts, unaudited)

	36 Weeks Ended
	9/4/04	9/6/03
Earnings:
Income before income taxes	$4,276	$3,845
Unconsolidated affiliates interests, net	(246)	(211)
Amortization of capitalized interest	6	6
Interest expense	113	112
Interest portion of rent expense (a)	56	48

Earnings available for fixed charges	$4,205	$3,800

Fixed Charges:
Interest expense	$ 113	$ 112
Capitalized interest	1	3
Interest portion of rent expense (a)	56	48

Total fixed charges	$ 170	$ 163

Ratio of Earnings to Fixed Charges (b)	24.70	23.47

(a)	One-third of net rent expense is the portion deemed representative of the interest factor.
(b)	Based on unrounded amounts.